Exhibit 99.(d)(xvii)

Expense Reimbursement Agreement

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into this 1st day of January 2007 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Series Fund, Inc. (“Series Fund”) with respect to the All Value Portfolio, America’s Value Portfolio, Bond-Debenture Portfolio, Growth Opportunities Portfolio, International Portfolio, and Large-Cap Core Portfolio (each a “Portfolio” and collectively the “Portfolios”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.               Lord Abbett agrees to bear directly and/or reimburse the Portfolios for expenses other than investment management fees and any extraordinary expenses (the “Other Expenses”), if and to the extent that Other Expenses exceed or would otherwise exceed an annual rate of forty basis points (0.40%) of net assets in each such Portfolio for the time period set forth below.

2.               Lord Abbett’s commitment described in paragraph 1 will be effective from January 1, 2007 through April 30, 2008.

IN WITNESS WHEREOF, Lord Abbett and Series Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, on the day and year first above written.

Lord Abbett Series Fund, Inc.

By:	/s/Christina T. Simmons
Christina T. Simmons
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:	/s/Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel